UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20594


                              SCHEDULE 13G

               Under the Securities Exchange Act of 1934


                         (Amendment No.     )*



                                Disco S.A.

                             (Name of Issuer)

                              Sponsored ADR

                      (Title of Class of Securities)

                                254609100

                              (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Capital Group Companies, Inc.
     86-0206507

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

     SEC USE ONLY
 3



     CITIZENSHIP OR PLACE OF ORGANIZATION
 4

     Delaware

              5   SOLE VOTING POWER

                  364,400

 NUMBER OF        SHARED VOTING POWER
              6
   SHARES
BENEFICIALL       NONE
 Y OWNED BY
    EACH      7   SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH       1,117,400

                  SHARED DISPOSITIVE POWER
              8

                  NONE

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

     1,117,400   Beneficial ownership disclaimed pursuant to Rule 13d-4

     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
 10



 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.8%

     TYPE OF REPORTING PERSON*
 12

     HC

                 * SEE INSTRUCTION BEFORE FILLING OUT!

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Capital Group International, Inc.
     95-4154357

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

     SEC USE ONLY
 3



     CITIZENSHIP OR PLACE OF ORGANIZATION
 4

     California

              5   SOLE VOTING POWER

                  364,400

 NUMBER OF        SHARED VOTING POWER
              6
   SHARES
BENEFICIALL       NONE
 Y OWNED BY
    EACH      7   SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH       1,117,400

                  SHARED DISPOSITIVE POWER
              8

                  NONE

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

     1,117,400   Beneficial ownership disclaimed pursuant to Rule 13d-4

     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
 10



 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.8%

     TYPE OF REPORTING PERSON*
 12

     HC

                 * SEE INSTRUCTION BEFORE FILLING OUT!

 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Capital International, Inc.
     95-4154361

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
        (a)
        (b)

     SEC USE ONLY
 3



     CITIZENSHIP OR PLACE OF ORGANIZATION
 4

     California

              5   SOLE VOTING POWER

                  353,400

 NUMBER OF        SHARED VOTING POWER
              6
   SHARES
BENEFICIALL       NONE
 Y OWNED BY
    EACH      7   SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH       1,106,400

                  SHARED DISPOSITIVE POWER
              8

                  NONE

     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9

     1,106,400   Beneficial ownership disclaimed pursuant to Rule 13d-4

     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
 10



 11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     6.7%

     TYPE OF REPORTING PERSON*
 12

     IA

                 * SEE INSTRUCTION BEFORE FILLING OUT!

                   SECURITIES AND EXCHANGE COMMISSION
                          Washington, DC 20549

                              Schedule 13G
               Under the Securities Exchange Act of 1934


Amendment No.




Item 1(a)   Name of Issuer:
       Disco S.A.

Item 1(b)   Address of Issuer's Principal Executive Offices:
       Larrea 847, First Floor
       1117 Capital Federal, Agentina

Item 2(a)   Name of Person(s) Filing:
       The Capital Group Companies, Inc., Capital Group International, Inc., Capital International, Inc.

Item 2(b)   Address of Principal Business Office:
       333 South Hope Street
       Los Angeles, CA  90071

Item 2(c)   Citizenship:   N/A

Item 2(d)   Title of Class of Securities:
       Sponsored ADR

Item 2(e)   CUSIP Number:
       254609100

Item 3   The person(s) filing is(are):

       (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act.
       (e)    [X]   Investment Adviser registered under Section 203 of
            the Investment Advisers Act of 1940.
       (g)    [X]   Parent Holding Company in accordance with Section
            240.13d-1(b)(1)(ii)(G).

Item 4   Ownership

       The Capital Group Companies, Inc., is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in this Schedule 13G. The investment management companies, which include a "bank" as defined in
       Section 3(a)6 of the Securities Exchange Act of 1934 (the "Act") and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. The Capital Group Companies, Inc. does not have investment power or voting power over any of the securities reported herein; however, The Capital Group Companies, Inc., may be deemed to "beneficially own" such securities by virtue of Rule 13d-3 under the Act.

       Capital International, Inc., an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and wholly owned subsidiary of Capital Group International, Inc., which is a wholly owned subsidiary of The Capital Group Companies, Inc., is the beneficial owner of 1,106,400 shares or 6.7% of the 16,443,000 shares of Sponsored ADR believed to be outstanding as a result of acting as investment adviser to various investment companies and institutional accounts.

       The remaining shares reported as being beneficially owned by The Capital Group Companies, Inc. are beneficially owned by other subsidiaries of The Capital Group Companies, Inc. listed under item 7, none of which by itself owns 5% or more of the outstanding securities.



Item 5   Ownership of 5% or Less of a Class: [ ]

Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

       1. Capital International Research and Management, Inc. dba
          Capital International, Inc. is an Investment Adviser registered under Section 203 of the Investment Adviser Act of 1940 and is a wholly owned subsidiary of Capital Group
          International, Inc. which is a wholly owned subsidiary of The Capital Group Companies, Inc.

       2. Capital International S.A. (CISA) does not fall within any of the categories described in Rule 13d-1-(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CISA is a wholly owned subsidiary of Capital Group International, Inc. which is a wholly owned subsidiary of The Capital Group Companies, Inc.


Item 8   Identification and Classification of Members of the Group:  N/A

Item 9   Notice of Dissolution of the Group:  N/A

Item 10   Certification

       By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

   Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


        Date:          April 10, 1997

        Signature:     *Larry P. Clemmensen

        Name/Title:    Larry P. Clemmensen, President

                       The Capital Group Companies, Inc.


        Date:          April 10, 1997

        Signature:     *John H. Seiter

        Name/Title:    John H. Seiter, Senior Vice President

                       Capital Group International, Inc.


        Date:          April 10, 1997

        Signature:     *David I. Fisher

        Name/Title:    David I. Fisher, President

                       Capital International, Inc.




        *By

               James P. Ryan
               Attorney-in-fact

               Signed pursuant to a Power of Attorney dated February 11, 1997 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by The Capital Group Companies, Inc. on February 12, 1997 with respect to AAR Corporation.

                               AGREEMENT

                            Los Angeles, CA
                             April 10, 1997

  The Capital Group Companies, Inc. ("CGC"), Capital Group
International, Inc. ("CGII") and Capital International, Inc. ("CII") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of Sponsored ADR issued by Disco S.A.

  CGC, CGII and CII state that they are each entitled to individually use Schedule 13G pursuant to Rule 13d-1(c) of the Act.

  CGC, CGII and CII are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.



                 THE CAPITAL GROUP COMPANIES, INC.

                 BY:               *Larry P. Clemmensen

                                   Larry P. Clemmensen, President
                                   The Capital Group Companies,
                                   Inc.


                 CAPITAL GROUP INTERNATIONAL, INC.

                 BY:               *John H. Seiter

                                   John H. Seiter, Senior Vice
                                   President
                                   Capital Group International,
                                   Inc.


                 CAPITAL INTERNATIONAL, INC.

                 BY:               *David I. Fisher

                                   David I. Fisher, President
                                   Capital International, Inc.


*By

     James P. Ryan
     Attorney-in-fact

     Signed pursuant to a Power of Attorney dated February 11, 1997 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by The Capital Group Companies, Inc. on February 12, 1997 with respect to AAR Corporation.